

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2024

Wangfeng Yan
Chief Executive Officer
Tantech Holdings Ltd
c/o Tantech Holdings (Lishui) Co., Ltd.
No. 10 Cen Shan Road, Shuige Industrial Zone
Lishui City, Zhejiang Province 323000
People's Republic of China

> **Re: Tantech Holdings Ltd**
> **Registration Statement on Form F-1**
> **Filed July 12, 2024**
> **File No. 333-280791**

Dear Wangfeng Yan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at 202-551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Anthony W. Basch, Esq.